UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

July 5, 2011

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

Results of 2011 Annual General Meeting

At the annual general meeting of the shareholders of Nova Measuring Instruments Ltd. (“Nova”) held on June 30, 2011, the shareholders of Nova approved the following proposals, which are described in more detail in the proxy statement of Nova that was submitted to the Securities and Exchange Commission with a Report on Form 6-K on June 2, 2011:

1.
Re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors of the Company for the period ending at the close of the next annual general meeting (Item 1 at the proxy statement).

2.
Re-election of each of Messrs. Michael Brunstein, Alon Dumanis and Avi Cohen as a director of the Company to hold office until the close of the next annual general meeting (Item 3 at the proxy statement); and

3.	Re-election of Mr. Falk as an External Director of the Company (Item 4 at the proxy statement).

Item 2 (Amendments to the Company’s Amended and Restated Articles of Association) was not approved by the shareholders and accordingly Item 5 (Amended indemnification letter agreement between the Company and its officers and directors), which was subject to the approval Item 2 above, was not approved as well.

This report on Form 6-K is hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); September 21, 2006 (File No. 333-137491) and November 5, 2007 (File No. 333-147140).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD. (Registrant)

Date: July 5, 2011	By:	/s/ Dror David
Dror David
Chief Financial Officer